UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: December 2022

Commission File Number: 005-91913

Fusion Fuel Green PLC
(Translation of registrant’s name into English)

The Victorians

15-18 Earlsfort Terrace

Saint Kevin’s
Dublin 2, D02 YX28, Ireland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

This Report of Foreign Private Issuer on Form 6-K (“Form 6-K”) of Fusion Fuel Green PLC (“we,” “our,” “us,” the “Company,” “Parent” or “Fusion Fuel” and together with its subsidiaries collectively referred to herein as the “Group”) contains certain business and operational updates for the Company as well as certain financial information. The information contained in this Form 6-K shall be incorporated by reference in the Company’s registration statement on Form F-3 (File No. 333-264714) and the prospectus and any prospectus supplements included therein.

Changes in Application of Home Country Practice Rules

As a foreign private issuer, the Company is permitted to follow home country practice (Irish law) in lieu of the otherwise applicable corporate governance requirements under the Nasdaq Listing Rules, subject to certain exceptions. In order to rely on home country practice, the Company is required to disclose each corporate governance requirement under the Nasdaq Listing Rules that the Company does not follow and describe the home country practice the Company does follow in lieu thereof.

The Company has elected to follow corporate governance practices under Irish law in lieu of the requirements of Nasdaq Rule 5635(c) and 5635(d)(2), which require companies to obtain shareholder approval prior to the issuance of securities to officers, directors, employees or consultants under certain circumstances and when it seeks to engage in a transaction, other than a public offering, involving the sale, issuance or potential issuance of ordinary shares, which alone or together with sales by officers, directors or substantial shareholders of the company, equals 20% or more of the ordinary shares or 20% or more of the voting power outstanding before the issuance at a price below a certain price indicated in such Nasdaq Rule. Irish law and generally accepted business practices in Ireland do not require that shareholders approve such transactions. Accordingly, shareholder approval is not required for these types of transactions by the Company.

Business Update

Since the filing of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021, the Company has announced and/or entered into several significant milestones or agreements. These include:

•	On May 19, 2022, the Company announced that it had signed a Memorandum of Understanding with Toshiba Energy Systems and Solutions Corporation (“Toshiba ESS”), which provides a framework for the companies to pursue technical and commercial collaboration in the green hydrogen sector. Pursuant to the Memorandum of Understanding, the Company would evaluate the use of Toshiba ESS’ membrane electrode assemblies (“MEAs”) within its HEVO micro-electrolyzers, and Toshiba ESS would explore using the local sales channels it has developed in areas such as the thermal power business to expand sales of the Company’s PEM electrolyzers in Australia and other countries. The two companies also agreed to explore potential collaboration opportunities for future sales of Toshiba ESS’ solid oxide electrolysis cells, which Toshiba ESS targets bringing to market in 2025. The two companies have been working together on the testing and adaption of the Toshiba membrane to fit with the HEVO technology. Testing to determine whether this can be accomplished for mass scale production is expected to be finished in the first quarter of 2023. If it can be accomplished, the parties will look to move to mass scale production during the first half of 2023.

•	In June 2022, the Company completed installation of the HEVO production line at the Company’s Benavente facility in Portugal. The Company expects to achieve 100 megawatts (“MW”) of electrolyzer production capacity in 2023, which is expected to increase to approximately 500 MW in 2025. In November 2022, the Company completed the installation of a 1 MW solar array on the roof of the Benavente factory at its facility.

•	In June 2022, the Company engaged TUV SUD, an association of experts that provides safety, security, and sustainability solutions, to perform a twelve-month performance audit of the Company’s HEVO-Solar technology system. As of the most recent interim report provided to the Company in November 2022, the overall system (Solar to Hydrogen) is performing in excess of 15% above the product data sheet specifications. The Company also retained Black & Veatch Management Consulting, LLC to perform an independent assessment of the HEVO-Solar Hydrogen Generator and the Company’s ability to consistently deliver the HEVO-Solar technology with the quality required to meet its technical specifications. That project was successfully completed in August 2022.

•	On June 6, 2022, the Company entered into an At the Market Issuance Sales Agreement (the “ATM”) with B. Riley Securities, Inc., Fearnley Securities Inc. and H.C. Wainwright & Co., LLC, for the potential issuance of up to $30 million of the Company’s class A ordinary shares. Between July 11, 2022, and November 14, 2022, the Company sold an aggregate of 681,926 class A ordinary shares pursuant to the ATM for aggregate net proceeds to the Company of $3,685,792.

•	On June 23, 2022, the Company announced that its “Sines Green Hydrogen Valley Alliance” had been selected by the Agenda Coordination Commission to advance to final negotiations for grant funding through Component 5 of the Portuguese Recovery and Resilience Plan. The centerpiece of the Sines Green Hydrogen Valley Alliance is the Company’s H2 HEVO-SINES project, a 3,000 HEVO-Solar unit facility – equivalent to 75 MW of electrolysis capacity – that is expected to reach final investment decision in 2024. On December 7, 2022, the Company announced that it had completed the financing discussions and submitted the terms of acceptance for €36 million in grant funding secured by the Sines Green Hydrogen Valley Alliance. Of the €36 million awarded to the consortium, €22.5 million is to be allocated to the Company’s H2 HEVO-SINES project, and €3.5 million is to be allocated to the Company to fund research and development of its proprietary electrolysis technology. The balance of the funding will be allocated to other projects within the Company’s consortium for which the Company is a technology partner, including those sponsored by KEME Energy, Transition2Green, and HyLAB Collaborative Laboratory.

•	On August 18, 2022, the Company announced that it had been approved for an estimated €10 million in grant funding through Component 14 of the Portuguese Recovery and Resilience Plan to develop its 6.6MW HEVO-Industria green hydrogen project in Sines, Portugal. The €25 million, 300 HEVO-Solar unit project is expected to reach final investment decision in the first half of 2023.

•	On September 29, 2022, the Company announced that it had entered into a €5 million contract with Gedisol Energiá, Sociedad Limitada, a Spanish developer, to supply technology for a 144 HEVO-Solar unit, 3.2 MW green hydrogen project to be developed in Andalucía, Spain, which would produce an estimated 200 tonnes of green hydrogen per year.

•	On October 6, 2022, the Company announced that it had entered into a €2 million contract with KEME Energy to supply technology for a 62 HEVO-Solar unit, 1.2 MW green hydrogen project in Sines, Portugal. The Company and KEME had previously announced the execution of a collaboration agreement in February 2022.

•	On November 10, 2022, the Company and Ballard Power Systems (“Ballard”) announced the successful commissioning of the Company’s H2Évora plant. H2Évora is Portugal’s first solar-to-green hydrogen facility and first fully integrated hydrogen-to-power demonstration project. The 15 HEVO-Solar unit facility includes a 200-kilowatt FCwaveTM fuel cell module supplied by Ballard, which is used to convert green hydrogen into electricity, enabling the Company to sell power into the electric grid during periods of peak demand.

•	On November 18, 2022, the Company announced that it had entered into a commercial agreement with Duferco Energia SpA (“Duferco”) to jointly develop the green hydrogen ecosystem in Italy. The inaugural project under the agreement is a 1.25 MW green hydrogen pilot project to be developed at Duferco’s industrial site in Giammoro, Sicily. The Company is expected to supply 50 of its HEVO-Solar trackers for the proposed project, which would be installed in the first half of 2024. The broader objective of the commercial agreement is to build a pipeline of project development opportunities and turnkey technology-sale projects, leveraging Duferco’s local sales network, knowledge of local markets, and extensive shipping and logistics’ expertise.

•	On November 21, 2022, the Company announced its involvement as a technology provider in four projects that had been pre-selected for up to €12.9 million in grant funding through H2 Pioneros, a funding call under the Strategic Projects for Economic Recovery and Transformation (“PERTE”) program in Spain. The four projects are expected to generate €31.7 million in revenue, of which an estimated €16.4 million would be derived from the sale of the Company’s technology.

•	On November 23, 2022, the Company introduced its HEVO-Chain system, marking its entry into the centralized electrolyzer market. The HEVO-Chain hydrogen unit consists of 16 HEVO micro-electrolyzers interconnected along a string, representing 11.2 kW of electrolysis capacity and outputting 5.6 kg of hydrogen per day at a pressure of 4 bar. The HEVO-Chain system is designed for a standard 19” rack cabinet, allowing for up to eight units to be integrated seamlessly alongside the power electronics and water purification system. The HEVO-Chain is currently undergoing comprehensive performance and reliability testing and the first units are expected to enter commercial use in the second half of 2024. The Company also submitted a patent application associated with the HEVO-Chain technology.

•

On November 28, 2022, the Company announced that it had entered into an exclusive joint venture agreement with Electus Energy to develop a 75 MW, $180 million green hydrogen project in Bakersfield, California. The project would be capable of producing up to 9,300 tons of green hydrogen per year including nighttime operation, and the Company expects to reach final investment decision in early 2024 and commission the project in the first half of 2025. The Bakersfield project is the cornerstone of the Company’s US commercial strategy, which is focused on opportunities in hydrogen mobility and logistics.

Except for the project with Exolum Corporation, S.A. (“Exolum”) previously announced and further discussed herein, the Company is currently under no obligation to proceed with, and therefore no penalties or liabilities would be imposed on the Company with respect to, any of the projects set forth above if the Company determines, for any reason, not to proceed with such project. With respect to projects where the Company or its partners have been awarded grants, they are only required to either proceed or reimburse any funds received if grant funds have actually been transferred to the Company. The Company only commits to a project when definitive contracts with the hydrogen off-taker or the technology buyer are signed. In determining whether to proceed with a project, the Company considers several factors including, but not limited to, timing to completion, project financials and target return, relationship with the partner or client and the production capacity available. Accordingly, other than the Exolum project, there can be no assurance that the Company will actually proceed with any of the projects set forth above.

In addition, as previously announced, we are in continual negotiations with third parties to fund our operations. Although discussions and negotiations continue to progress with such third parties, including in some cases the execution of non-binding letters of intent or term sheets, none have reached the stage of executed definitive agreements at this time. As negotiations are fluid, it is possible that any particular negotiation could accelerate or be abandoned at any time. An announcement of any material agreement with a third party would be made when and if a material definitive agreement is reached with such third party.

Financial Information

The following is the Company’s unaudited interim condensed consolidated financial statements for the nine months ended September 30, 2022 and 2021, and related management’s discussion and analysis discussing such financial statements.

Nine Months Ended September 30, 2022

Condensed consolidated statements of financial position (Unaudited)

	As at
	September 30, 2022	December 31, 2021 (Audited)
	€’000	€’000
Non-current assets
Intangible assets	5,281	3,847
Property, plant and equipment	28,267	18,111
Total non-current assets	33,548	21,958

Current assets
Inventory	12,053	3,685
Prepayments and other receivables	10,873	8,472
Financial assets at fair value through profit or loss	—	27,453
Cash and cash equivalents	3,610	7,681
Total current assets	26,536	47,291

Total assets	60,084	69,249

Non-current liabilities
Trade and other payables – lease liability	904	411
Total non-current liabilities	904	411

Current liabilities
Trade and other payables	3,416	2,877
Provisions	709	—
Derivative financial instruments - warrants	9,736	15,271
Accrued expenses	1,558	1,178
Total current liabilities	15,419	19,326

Total liabilities	16,323	19,737

Net assets	43,761	49,512

Equity
Share capital	2	2
Share premium	215,651	213,477
Share-based payments reserve	3,096	463
Retained earnings	(174,988)	(164,430)
Total equity	43,761	49,512

The accompanying notes are an integral part of these condensed consolidated financial statements.

Condensed consolidated statements of profit or loss and other comprehensive income (Unaudited)

	For the nine months ended September 30, 2022	For the nine months ended September 30, 2021
	€’000	€’000
Revenue	—	—
Cost of sales	(1,172)	—
Gross loss	(1,172)	—

Operating expenses
Administration expenses	(11,572)	(4,920)
Share-based payment expense	(2,633)	(14,688)
Onerous contract provision	(709)	—
Operating loss	(16,086)	(19,608)

Net finance income
Finance income	600	2,143
Finance costs	(51)	—
Fair value movement on derivatives	5,535	15,883
Net finance income	6,084	18,026

Share of losses of equity-accounted investees	(522)	—

Loss before tax	(10,524)	(1,582)
Income tax expense	(34)	—
Total comprehensive loss	(10,558)	(1,582)

Basic and diluted (loss) per share	(0.80)	(0.12)

The accompanying notes are an integral part of these condensed consolidated financial statements.

Condensed consolidated statement of changes in equity (Unaudited)

	Number of shares outstanding	Share capital	Share premium	Share-based payment reserve	Retained earnings	Total
		€’000	€’000	€’000	€’000	€’000

Balance at January 1, 2020	2,125,000	—	3	—	(2)	1
Loss during the year	—	—			(183,130)	(183,130)
Issue of share capital:
HL Acquisition Transaction	7,033,356	1	139,027	—	(3,566)	135,462
PIPE Financing	2,450,000	—	48,429	—	(1,430)	46,999
Exercise of warrants	445,861	—	4,178	—	—	4,178
Derecognition of warrant liability on exercise	—	—	2,416	—	—	2,416
Share based payments:
Equity-settled share-based compensation	—	—	—	1,438	—	1,438

Balance at December 31, 2020	12,054,217	1	194,053	1,438	(188,128)	7,364

Balance at January 1, 2021	12,054,217	1	194,053	1,438	(188,128)	7,364
Profit during the year	—	—	—	—	23,564	23,564
Total comprehensive income for the year	—	—	—	—	23,564	23,564

Issue of share capital:
Vesting of shares	10,000	—	—	(134)	134	—
Exercise of warrants	1,059,506	1	10,050	—	—	10,051
Derecognition of warrant liability on exercise	—	—	9,374	—	—	9,374
Share based payments:
Equity-settled share-based compensation	—	—	—	(841)	—	(841)
Balance at December 31, 2021	13,123,723	2	213,477	463	(164,430)	49,512
Loss during the period	—	—	—	—	(10,558)	(10,558)
Total comprehensive income for the year	—	—	—	—	(10,558)	(10,558)

Issue of share capital:
Issuance of ordinary shares	295,269	—	2,174	—	—	2,174
Share based payments:
Equity-settled share-based compensation	—	—	—	2,633	—	2,633
Balance at September 30, 2022	13,418,992	2	215,651	3,096	(174,988)	43,761

The accompanying notes are an integral part of these condensed consolidated financial statements.

Condensed consolidated statements of cash flows (Unaudited)

	For the 9 months ended September 30
	2022	2021
	€’000	€’000
Cash flows from operating activities
Net profit/ (loss) for the year	(10,557)	(1,582)
Adjusted for:
Equity settled share-based payment transactions	2,633	14,688
Fair value movement in warrants	(5,535)	(15,883)
Depreciation and amortization	428	(221)
Net finance income	(578)	(2,143)
Share of losses of equity-accounted investee	522	—
Impairment charge - inventory	1,172	—
Onerous contract provision	709	—
Total Adjusted	(11,206)	(5,141)
Changes in working capital:
(Increase) in receivables	(1,598)	(6,508)
(Increase) in inventories	(9,540)	(3,419)
Increase in payables and accruals	(995)	(556)
Interest paid	(21)	—
Net cash used by operating activities	(23,360)	(15,624)

Cash flows from investing activities
Payment for intellectual property from 2020 business combination	(250)	(500)
Purchase of property, plant and equipment	(8,395)	(9,222)
Development expenditure	(1,404)	(857)
Purchase of intangible assets – other	(42)	(10)
Purchase of financial assets	—	(44,328)
Proceeds from realisation of financial assets	27,893	10,951
Investment in equity-accounted investees	(522)	—
Net cash from /(used) in investing activities	17,280	(43,966)

Cash flows from financing activities
Proceeds from issuance of shares	2,174	—
Proceeds from warrants exercised	—	10,051
Payment of lease liabilities	(302)	(228)
Net cash provided by financing activities	1,872	9,823

Net (decrease)/increase in cash and cash equivalents	(4,208)	(49,767)
Cash and cash equivalents at beginning of period	7,681	58,007
Effects of movements in exchange rates on cash held	137	(365)
Cash and cash equivalents at end of period	3,610	7,875

The accompanying notes are an integral part of these condensed consolidated financial statements.

Notes forming part of the unaudited condensed consolidated financial statements for the nine months ended September 30, 2022.

1.	Summary of significant accounting policies

Business activity

Fusion Fuel Green PLC (the “Parent” or “Company”) was incorporated in Ireland on April 3, 2020. The Company and its subsidiaries are collectively referred to as the “Group”. The registered office of the Company is The Victorians, 15-18 Earlsfort Terrace, Saint Kevin’s, Dublin 2, D02 YX28, Ireland.

The Group’s mission is to produce hydrogen with zero carbon emissions, thereby contributing to a future of sustainable and affordable clean energy and the reversal of climate change. The hydrogen will be produced using renewable energy resulting in zero carbon emissions (“Green Hydrogen”) with components built in-house and using the know-how and accumulated experience of its team’s strategic and continuous investment in research and development (“R&D”) around solar technologies.

The Company has a well-established risk management process which is managed through its management team, finance committee and board of directors. The key risks are evaluated throughout the period with key business leaders tasked to manage each risk as required. These risks are assessed through a risk matrix which evaluates each risk’s impact and likelihood.

Basis of presentation

The unaudited condensed consolidated financial statements are prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting” (IAS 34). In the opinion of the Company’s management, the condensed consolidated financial statements reflect all adjustments, which are normal and recurring in nature, necessary for fair financial statement presentation. The condensed consolidated financial statements and accompanying notes were prepared in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) which requires management to make estimates and assumptions that affect the amounts reported. Actual results could differ materially from those estimates. These condensed consolidated financial statements and accompanying notes should be read in conjunction with the Group’s annual consolidated financial statements and accompanying notes included in its Annual Report on Form 20-F for the fiscal year ended December 31, 2021 (the “2021 Form 20-F”). These condensed consolidated financial statements are presented in Euro, the functional and presentation currency of the Company. All financial information presented in euro has been rounded to the nearest thousand, unless otherwise stated.

As a result of rounding, numbers or percentages may not add up to the total.

Use of estimates

Preparation of condensed consolidated financial statements in conformity with IFRS requires the use of estimates and judgments that affect the reported amounts in the condensed consolidated financial statements and accompanying notes. IFRS requires the Company to make estimates and judgments in several areas, including, but not limited to, revenue, expenses, assets and liabilities, income taxes and the accompanying disclosures. Significant estimates and assumptions reflected in these condensed consolidated financial statements include, but are not limited to, the valuation of derivatives, the valuation of share-based compensation awards, and the valuation of the intangible assets. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates as there are changes in circumstances, facts and experience. Actual results could differ materially from those estimates.

Significant accounting policies

There have been no material changes to the Company’s significant accounting policies as compared to the significant accounting policies described in the 2021 Form 20-F other than the introduction of an accounting policy for provision for onerous contracts. See note 9 for further information.

New standards or amendments

There were no new standards effective for the period commencing 1 January 2022 that had a material impact on the Group. A number of new standards, amendments to standards and interpretations are not yet effective for the period and have not yet been applied in preparing the unaudited condensed consolidated financial statements. The Group is in the process of assessing the impact on the financial statements of these new standards and amendments. Management currently expects no material impact on the Group’s financial statements on adoption of these amendments.

Segment information

The Group manages its operations as a single segment for purposes of assessing performance and making operating decisions. The Group’s focus is on the research and development around solar technologies. The Executive Committee, and in particular the Chief Financial Officer, is the chief operating decision maker that regularly reviews the consolidated operating results and makes decisions about the allocation of the Group’s resources.

Going concern

As of September 30, 2022, the Group had €3.6 million of cash and cash equivalents. The Group has incurred operating losses since inception and had an accumulated deficit of €174.99 million at September 30, 2022. The Group expects to continue to incur net losses for the foreseeable future and is highly dependent on its ability to find additional sources of funding in the form of debt or equity financing to fund its planned operations. These conditions raise significant doubt about the Group’s ability to continue as a going concern absent the mitigating actions set out below.

Management believes that its cash and cash equivalents of €3.6 million at September 30, 2022 and the receipt of anticipated grant funding, proposed sale and leaseback of its production facility, drawdown of a working capital credit facility and forecasted project related revenues will provide sufficient liquidity to fund operations for at least one year after the date the financial statements are issued. In making this assessment, management has considered the Group’s available cash resources, expected inflows between now and the end of the first quarter of 2023, future financing options available to the Group, the planned operations of the Group and the ability to adjust its plans if required. Subsequent to September 30, 2022, the Group has received €3.17 million of the VAT receivable balance shown in note 7 with a further €0.6 million of this balance approved for payment before December 31, 2022. As part of its assessment, management has considered the following key adjustments: (i) receipt of anticipated inflows relating to an impending transaction for the sale and leaseback of its production facility with an independent third party which is expected to close by December 31, 2022 and result in anticipated net inflows of between approximately €7.5 million and €8.5 million; and (ii) the Group is in advanced discussions with a Portuguese based financial institution regarding a working capital credit facility, which, if entered into, would provide liquidity of approximately €2.5 million.

Additionally, as previously announced, the Group is in continual negotiations with third parties to fund its operations, as well as exploring all available sources of financing.  Although negotiations have progressed to a degree with certain of such third parties, including in some cases to the point of signed letters of intent or term sheets, none have reached the stage of executed definitive agreements at this time.  As negotiations are fluid, it is possible that any particular negotiation could accelerate or be abandoned at any time.  An announcement of any material agreement with a third party would be made when and if a binding agreement is reached with such third party. The inability to obtain funding, as and when needed, would have a negative impact on the Group’s financial conditions and ability to pursue its business strategies. If the Group is unable to obtain funding, the Group could be forced to delay, reduce, or eliminate some or all of its research and development programs or strategic partnerships efforts, which could adversely affect its business prospects, or the Group may be unable to continue operations. Although management intends to pursue plans to obtain additional funding to finance its operations, there is no assurance that the Group will be successful in obtaining sufficient funding on terms acceptable to the Group to fund continuing operations, if at all.

The accompanying unaudited condensed consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Accordingly, the unaudited condensed consolidated financial statements have been prepared on a basis that assumes the Group will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business.

At the Market Issuance Sales Agreement

On June 6, 2022, Parent entered into an At the Market Issuance Sales Agreement (“the ATM”) with B. Riley Securities, Inc., Fearnley Securities Inc., and H.C. Wainwright & Co., LLC, pursuant to which the Company may offer and sell, from time to time, through or to the agents, acting as agent or principal, Class A ordinary shares of the Company having an aggregate offering price of up to $30 million under the Company’s Form F-3 registration statement. Between July 11, 2022, and September 30, 2022, we sold 295,269 class A ordinary shares for net proceeds of $2,204,959 at an average sales price of $7.35 per share. We paid $66,149 in commissions to agents as part of these trades. Between October 3, 2022 and November 14, 2022, we sold 386,657 class A ordinary shares for net proceeds of $1,480,833 at an average sales price of $4.02 per share. We paid $44,425 in commissions to agents as part of these trades.

2.	Share-based payments

2021 Equity Incentive Plan

On August 5, 2021, the Company’s Board of Directors adopted and approved the 2021 Equity Incentive Plan (the 2021 Plan), which authorized the Company to grant up to 1,000,000 Class A ordinary shares in the form of incentive share options, non-qualified share options, share appreciation rights, restricted awards, performance share awards, cash awards and other share awards. The types of share-based awards, including the rights amount, terms, and exercisability provisions of grants are determined by the Company’s Board of Directors.

Restricted Share Units (RSUs)

The Company granted 59,441 RSUs to employees, directors and consultants during the nine month period ended September 30, 2022 (2021: None). The table below shows the number of RSUs granted covering an equal number of the Company’s Class A ordinary shares and the weighted-average grant date fair value of the RSUs granted:

	Number of RSUs	Weighted average Grant date fair value per share
RSUs outstanding December 31, 2020	—	$—
Granted	57,896	$12.24
Vested (1)	(15,000)	$12.24
Forfeited	—	—
RSUs outstanding December 31, 2021	42,896	$12.24
Granted	59,441	$8.51
Vested (1)	(5,853)	$—
Forfeited	—	—
RSUs outstanding September 30, 2022	96,484	$11.43

(1)	No ordinary shares were issued in connection with the RSUs that vested during the nine month period ended September 30, 2022 and the year ended December 31, 2021.

The fair value of the RSUs is determined on the date of grant based on the market price of the Company’s ordinary shares on that date. The fair value of RSUs is expensed rateably over the vesting period, which is generally three years for employees and consultants. The total expense recognized related to the RSUs was €0.41 million for the period ended September 30, 2022 (2021: €0.17 million). Total unamortized compensation expense related to the RSUs was €0.47 million as of September 30, 2022, which is expected to be recognized over a remaining average vesting period of 1.9 years as of September 30, 2022.

Share options

On January 3, 2022, the Company announced that under the 2021 Plan, its Board of Directors (the “Board”) approved an award of options for five of its senior managers. With regard to each senior manager, the award is comprised of three elements:

•	A grant of an option to purchase 200,000 Class A ordinary shares having an exercise price of $10.50 per share to vest over a three-year period.
•	A grant of an option to purchase an additional 200,000 Class A ordinary shares having an exercise price of $10.50 per share to vest once Parent’s share price closed at or above $18.00 during twenty trading days out of any thirty consecutive trading day period.
•	Eligibility to receive an option to purchase up to an additional 50,000 Class A ordinary shares having an exercise price equal to the average last sales price of the Class A ordinary shares over the five (5) consecutive trading day period ending on the date of grant, but in no event to be lower than $10.50 per share, for each of calendar years 2022, 2023 and 2024, each to be granted based on individual performance at the discretion of the Compensation Committee of the board of directors.

All options granted will expire on December 31, 2028.

The Company granted 2,128,554 options to employees, directors and consultants during the nine month period ended September 30, 2022 (2021: None).

The fair value of the options granted during the nine month period ended September 30, 2022 were estimated using the Black-Scholes option-pricing model. The inputs for the Black-Scholes model require management’s significant assumptions. The risk-free interest rate was based on a normalized estimate of the 7-year U.S. treasury yield. The Company does not have sufficient company-specific historical and implied volatility information and it therefore estimates its expected share volatility based on historical volatility information of reasonably comparable guideline public companies and itself. The Company expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded share price. Expected dividend yield is based on the fact that the Company has never paid cash dividends and its future ability to pay cash dividends on its shares may be limited by the terms of any future debt or preferred securities. The Company has elected to account for forfeitures as they occur.

The range of assumptions that the Company used to determine the grant date fair value of employee and director options granted were as follows:

For the 9 months ended September 30, 2022
Volatility	70.91 – 75.32%
Expected term in years	6.92 – 7
Dividend rate	0%
Risk-free interest rate	1.58 – 1.75%
Share price	$5.03 – $9.42
Fair value of option on grant date	$3.31 – $6.18

The table below shows the number of options granted covering an equal number of the Company’s Class A ordinary shares and the weighted-average grant date fair value of the options granted:

	Number of options	Weighted average Grant date fair value per share
Options outstanding December 31, 2021	—	—
Granted	2,128,554	$5.21
Vested	(64,278)	$3.31
Forfeited	—	—
Options outstanding September 30, 2022	2,064,276	$5.21

There were 2,064,276 unvested employee and director options outstanding as of September 30, 2022. Total expense recognized related to the employee and director share options was €2.22 million for the period ended September 30, 2022. Total unamortized compensation expense related to employee and director share options was €9.01 million as of September 30, 2022, expected to be recognized over a remaining weighted average vesting period of 2.92 years as of September 30, 2022.

Incentive shares

As part of their compensation package, the non-executive directors that were appointed in December 2020 were granted 5,000 shares for each year of service to the Company.

	Number of shares	Weighted average Grant date fair value per share
Incentive shares outstanding December 31, 2021	30,000	$23
Granted	—	$—
Vested	—	$—
Forfeited	(25,000)	$—
Incentive shares outstanding September 30, 2022	5,000	$23

The above shares vest at the discretion of the board of directors. In exchange for the share options that were granted above, the holders of the incentive shares agreed to forfeit their rights to incentive shares relating to years two and three of their tenure as a non-executive director. The total expense for these shares recognized in the nine month periods ended September 30, 2021 and 2021 was €0.26 million and €0, respectively.

As of September 30, 2022, there was no unrecognized share-based payment expense related to the incentive shares. The shares have been recorded at their fair value at September 30, 2022.

Reconciliation to statement of profit or loss

€’000	2022	2021
2020 Earn-Out	—	4,730
RSUs	412	—
Incentive shares	—	166
Options	2,221	—
Share-based payment expense	2,633	4,896

3.	Taxation

The Group earned no revenues and generated tax losses during the nine month periods ended September 30, 2022 and 2021. An insignificant current tax expense was booked in the nine month period ended September 30, 2022 which relates to taxes incurred in Portugal relating to motor vehicles (2021: €0). The Group did not recognized any deferred tax expense for each period.

During the nine month periods ended September 30, 2022 and 2021, the Group’s Portuguese operations were subject to a statutory tax rate of 21%. In Ireland, the headline corporate income tax rate for trading companies is 12.5%, with a rate of 25% applicable to other non-trading sources.

As of September 30, 2022 and December 31, 2021, the Group had unrecognized deferred tax assets of €3.6 million and €1.7 million respectively, mostly relating to tax losses incurred. No deferred tax assets have been recognized due to the uncertainty of the Group’s ability to generate taxable profits in the foreseeable future. The current assessment regarding the usability of deferred tax assets may change, depending on the Group’s taxable income in future years.

4.	Intangible assets

	Product development in progress	Intellectual property and patents registration	Software	Total
2022	€’000	€’000	€’000	€’000
Cost
At January 1, 2022	1,918	1,911	23	3,852
Additions – other*	1,404	—	41	1,445
At September 30, 2022	3,322	1,911	64	5,297

Amortisation
At January 1, 2022	—	—	(5)	(5)
Amortisation charge	—	—	(11)	(11)
At September 30, 2022	—	—	(16)	(16)

Net book value
At September 30, 2022	3,322	1,911	48	5,281

2021
Cost
At January 1, 2021	288	1,911	4	2,203
Additions – other*	1,630	—	19	1,649
At December 31, 2021	1,918	1,911	23	3,852

Amortisation
At January 1, 2021	—	—	—	—
Amortisation charge	—	—	(5)	(5)
At December 31, 2021	—	—	(5)	(5)

Net book value
At December 31, 2021	1,918	1,911	18	3,847

*	The additions relate to materials acquired during the period for the purpose of developing our HEVO technology.

Intellectual property at September 30, 2022 and December 31, 2021 of €1.9 million and €1.9 million respectively, and product development costs of €3.3 million and €1.9 million respectively, are considered to be of indefinite life and accordingly are not amortized. In line with the Group’s accounting policy, development expenditure is measured at cost less accumulated amortisation and any accumulated impairment losses, unless the product development costs are still being used in product development in which case it is considered indefinite useful life. During the fourth quarter of 2022, the Group began to amortise a significant portion of the product development costs on the basis that they were no longer considered to be used in product development. These items are being amortized over useful lives of between 3 and 5 years.

The Group considers that there have been no indicators of impairment during the period. The annual impairment analysis will be performed as at December 31, 2022.

5.	Property, plant and equipment

	Assets under construction	Office and other equipment	Right of use assets	Total
2022	€’000	€’000	€’000	€’000
Cost
At January 1, 2022	17,161	185	1,111	18,457
Additions during the year	9,100	574	893	10,567
At September 30, 2022	26,261	759	2,004	29,024

Depreciation
At January 1, 2022	—	(28)	(318)	(346)
Charge for year	—	(86)	(325)	(411)
At September 30, 2022	—	(114)	(643)	(757)

Net book values
At September 30, 2022	26,261	645	1,361	28,267
At December 31, 2021	17,161	157	793	18,111

	Assets under construction	Office and other equipment	Right of use assets	Total
2021	€’000	€’000	€’000	€’000
Cost
At January 1, 2021	6	—	—	6
Additions during the year	17,155	185	1,111	18,451
At December 31, 2021	17,161	185	1,111	18,457

Depreciation
At January 1, 2021	—	—	—	—
Charge for year	—	(28)	(318)	(346)
At December 31, 2021	—	(28)	(318)	(346)

Net book values
At December 31, 2021	17,161	157	793	18,111
At December 31, 2020	6	—	—	6

Depreciation expense on property and equipment was €0.09 million and €0.03 million for the nine month periods ended September 30, 2022 and 2021, respectively. Assets under construction includes costs mostly related to construction of the Group’s two Évora hydrogen plants, costs incurred on the Group’s HEVO-Sul project and its Benavente production facility.

During the period ended September 30, 2022, the Group entered into a Grant agreement with Agência para o Investimento e Comércio Externo de Portugal, E.P.E. relating to the Benavente production facility. The Group submitted its first claims under this agreement during the nine month period ended September 30, 2022, which amounted to €0.8 million. Using the net presentation method available under IAS 20 Accounting for Government Grants and Disclosure of Government Assistance, the Group has netted this amount against the carrying value of the asset.

6.	Financial assets at fair value through profit or loss

2022
€’000
January 1, 2021	—
Investments during the year	44,328
Redemptions	(18,169)
Unrealized gains and losses	47
Translation differences	1,247
December 31, 2021	27,453
Redemptions	(27,893)
Realized gains and losses	(899)
Translation differences	1,339
September 30, 2022	—

The financial asset investments at fair value through profit or loss consist of short-term investments in listed managed funds. These managed funds have daily liquidity. The investments are reported at fair value with unrealized gains or losses recorded in the consolidated statements of operations and comprehensive loss. Any differences between the cost and fair value of investments are represented by unrealized gains or losses. The Group exited all positions during the nine months ended September 30, 2022.

7.	Prepayments and other receivables

	2022	2021
	€’000	€’000
Prepayments (1)	2,808	4,575
VAT recoverable	6,574	3,564
Grant receivable	803	—
Other receivables	688	333
Prepayments and other receivables	10,873	8,472

(1)	Prepayments mostly consist of advance payments to vendors for payments relating to inventory ahead of receipt.

8.	Trade and other payables

	2022	2021
	€’000	€’000
Trade payables	1,865	1,029
Amounts owed to related parties (1)	752	801
Lease liability – current	470	389
Payroll taxes	295	149
Other	34	509
Trade and other payables	3,416	2,877

(1)	This amount relates to a balance owing to an affiliate, MagP Inovação, S.A. (“MagP”). Please refer to the 2021 Form 20-F for details of the Group’s relationship with MagP.

9.	Inventory / Provisions for onerous contracts

The Company records provisions for onerous contracts when it becomes probable that the total contract costs will exceed total contract revenue. Before a provision for onerous contracts is recorded, the related assets under construction are measured at their net realisable value and written-off if necessary. Onerous contracts are identified by monitoring the progress of the contract together with the underlying programme status. An estimate of the related contract costs is made, which requires significant and complex assumptions, judgements and estimates related to achieving certain performance standards.

Exolum

Work commenced on the Exolum project during the third quarter of 2022. Included in the Group’s inventory balance at September 30, 2022 was an amount of €1.17 million that was directly attributable to the fulfilment of this project. On review of the revised project costs, the Company expects this project to be loss making and has recorded an impairment charge of €1.17 million against the project related inventory held on September 30, 2022. This impairment charge is included in cost of sales. The losses for this project are now expected to range between €1.88 million and €2.58 million.

As part of the contract, the Group will provide three separate warranties as follows:

General

There is a general warranty period of two years from the date of construction of the plant. On successful completion of this two-year period and final acceptance of the plant, ownership will pass to Exolum.

Equipment

The Company will provide warranties on the key equipment and components for periods ranging between two and 20 years from the date of final completion. Certain items with longer warranty periods have many years of historical performance data, while our own HEVO technology has shorter historical performance data.

Performance guarantees

The Company has agreed to performance related warranties covering both degradation over time and specified energy yields for period raging between two and 25 years from the date of final acceptance.

In addition to the above impairment charge, the Company has recognized an onerous contract provision of €0.71 million. The determination of provisions for onerous contracts, is based on best estimates. The above provision does not include any amounts related to the general equipment warranties or performance guarantees. Together, the total expense recorded for this project in the Group’s nine-month financials at September 30, 2022 is €1.88 million which reflects the Group’s best estimate at this time of the total expected contract loss. If the final loss related to the completion of this project differs from the above, the Company will adjust the provision accordingly.

10.	Warrants

The functional currency of the Company is the Euro and as the exercise price of the Company’s share purchase warrants is fixed in US Dollars, these warrants are considered a liability as a variable amount of cash in the Company’s functional currency will be received on exercise. Accordingly, these warrants are classified and accounted for as a derivative liability at fair value through profit or loss.

As of September 30, 2022 and December 31, 2021, there were 8,869,633 warrants outstanding. The warrants entitle the holder to purchase one Class A ordinary share of Parent at an exercise price of $11.50 per share. Until warrant holders acquire the Parent’s Class A ordinary shares upon exercise of such warrants, they have no rights with respect to the Parent’s Class A ordinary shares. The warrants expire on December 10, 2025, or earlier upon redemption or liquidation in accordance with their terms.

On December 10, 2021, all non-tradeable warrants converted to tradable warrants having reached the first anniversary of their issuance. None of the non-tradeable warrants were exercised during the year ended December 31, 2021. The fair value of the tradeable warrants is determined with reference to the prevailing market price for warrants that are trading on the NASDAQ under the ticker HTOOW.

Total no. of warrants
In issue at December 31, 2020	9,929,139
Exercise of warrants during the period	(1,059,506)
In issue at December 31, 2021	8,869,633
Exercise of warrants during the period	—
In issue at September 30, 2022	8,869,633

The fair value of the traded warrants as at September 30, 2022 and December 31, 2021 was $1.07 and $1.95, respectively. See reconciliation of fair values below.

€’000
Balance – January 1, 2021	52,932
Fair value movement on warrants exercised*	3,211
Warrants exercised – foreign exchange differences**	67
Fair value movement on warrants unexercised (including exchange differences)*	(31,565)
Derecognition of warrant liability on exercise***	(9,374)
Balance – December 31, 2021	15,271
Fair value movement on warrants unexercised (including exchange differences)*	(5,535)
Balance – September 30, 2022	9,736

*	recognized in profit or loss - Adjustments to the fair value of derivatives – warrants
**	recognized in profit or loss - Other finance income
***	recognized in equity – Share premium

11.	Financial instruments and risk management

The Group’s operations expose it to various financial risks that include credit risk, liquidity risk and market risk. The Group has a risk management framework in place which seeks to limit the impact of these risks on the financial performance of the Group. It is the policy of the Group to manage these risks in a non-speculative manner.

These unaudited condensed consolidated financial statements do not include all financial risk management information and disclosures required in the annual financial statements and should be read in conjunction with the 2021 Form 20-F. There have been no changes in the Group’s risk management policies in the period.

Accounting classifications and fair value

The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

●	Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities;

●	Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly; and

●	Level 3: techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

The Company recognises transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred. There were no transfers between fair value levels during the period.

As at September 30, 2022, the tradeable warrants are measured at fair value using Level 1 inputs. The fair value of the tradeable warrants is measured based on quoted market prices at each reporting date. Until the Group disposed of all its positions, the short-term investments were previously measured at fair value using Level 1 inputs. See notes 7 and 10 for the fair value analysis.

	Carrying value			Fair value
	Cash and receivables	Liabilities	Total carrying amount	Level 1	Level 2	Level 3	Total
	€’000	€’000	€’000	€’000	€’000	€’000	€’000
2022
Cash and cash equivalents	3,610	—	3,610	—	—	—	—
Other receivables*	394	—	394	—	—	—	—
Trade payables	—	(1,865)	(1,865)	—	—	—	—
Tradeable warrants	—	(9,736)	(9,736)	(9,736)	—	—	(9,736)
Other payables**	—	(1,592)	(1,592)	—	—	—	—
	4,004	(13,193)	(9,189)	(9,736)	—	—	(9,736)

	Carrying value			Fair value
	Cash and receivables	Liabilities	Total carrying amount	Level 1	Level 2	Level 3	Total
	€’000	€’000	€’000	€’000	€’000	€’000	€’000
2021
Cash and cash equivalents	7,681	—	7,681	—	—	—	—
Financial assets at FVTPL	27,453	—	27,453	27,453			27,453
Other receivables*	333	—	333	—	—	—	—
Trade payables	—	(1,029)	(1,029)	—	—	—	—
Tradeable warrants	—	(15,271)	(15,271)	(15,271)	—	—	(15,271)
Other payables**	—	(1,687)	(1,687)	—	—	—	—
	35,467	(17,987)	17,480	12,182	—	—	12,182

*	Prepayments and VAT have been excluded as they are not classified as a financial asset.
**	Employment taxes have been excluded as these are statutory liabilities.

Cash and cash equivalents including the short-term bank deposits

For cash and cash equivalents, all of which have a maturity of less than three months, the carrying value is deemed to reflect a reasonable approximation of fair value.

Other receivables and payables

For the receivables and payables with a remaining term of less than one year or on demand balances, the carrying amount less impairment allowances, where appropriate, is a reasonable approximation of fair value.

Financial assets at FVTPL

Financial assets at FVTPL are remeasured to fair value at each reporting date. At September 30, 2022, all financial assets at FVTPL had be disposed of.

Foreign exchange risk

The Group uses the Euro as its functional currency. Foreign exchange rate risk is the risk that the fair value of Group assets or liabilities, or future expected cash flows will fluctuate because of changes in foreign currency exchange rates. While the Company’s shares are listed in US dollars, the currency of the primary operating environment of the Group is the Euro, and its exposure to the risk of changes in foreign currency would arise primarily when revenue or expense is denominated in a currency other than the Euro. The Company currently has no operations outside of the Eurozone, so the effect of the translation of foreign operations is not significant to the Group. At September 30, 2022 and December 31, 2021, the Company has USD and EUR cash balances of approximately $2.1 million and $22.9 million, respectively, and €1.1 million and €14.8 million, respectively. The following significant exchange rates have been applied during the period.

	Average rate		Period-end spot rate
	2022	2021	2022	2021
Euro
AUD	1.5052	1.5767	1.50760	1.5615
USD	1.0650	0.8356	0.97480	1.1326

12.	Loss per ordinary share

	2022	2021
Basic loss per Class A ordinary share	(0.80)	(0.12)
Diluted earnings/ (loss) per Class A ordinary share	(0.80)	(0.12)
Number of ordinary shares used for loss per share (weighted average)
Basic	13,189,385	13,123,723
Diluted	13,189,385	13,123,723

Basic loss per share is calculated by dividing the loss for the year attributable to ordinary equity holders of the parent by the weighted average number of Class A ordinary shares outstanding during the year.

Diluted loss per share is calculated by dividing the loss attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of Class A ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into Class A ordinary shares.

The diluted loss per share reflects the basic loss per share since the effects of potentially dilutive securities are anti-dilutive. For the periods included in these financial statements the Group was loss-making, therefore, the following anti-dilutive instruments are excluded in the calculation of diluted weighted average number of ordinary shares outstanding:

	2022	2021
Warrants	8,869,633	8,869,633
RSUs - outstanding	96,484	17,695
RSUs – vested but no ordinary shares issued	20,853	15,000
Incentive shares	5,000	30,000
Share options	2,096,415	—
2020 Earn-Out
Ordinary shares	—	1,137,000
Warrants	—	1,137,000

The potential outstanding equity awards under the 2020 Earn-Out arrangement expired on June 30, 2022 and none of the required conditions were met. Accordingly, none of the 2020 earn-out class A ordinary shares were issued.

13.	Commitments and contingencies

In a prior period, a subsidiary of the Group entered into an agreement, with MagP, a related party to deliver equipment, materials and assembling services in relation to the Groups other ongoing production facilities. At September 30, 2022, the Group had a minimum commitment of approximately €2.52 million with MagP until the end of this contract, March 31, 2023.

The costs paid by the Group on behalf of Fusion Fuel Spain (€0.3 million) have been treated as an advancement of this loan for accounting purposes. A further commitment of €0.8 million remains at September 30, 2022.

14.	Subsequent events

There have been no significant events since the statement of financial position date that would require disclosure or amendment to the unaudited condensed consolidated financial statements.

15.	Group companies

Entity name	Country of incorporation	Principal activities	Group interest at December 31, 2021
Fusion Fuel Portugal, S.A.	Portugal	Operating company	100%
Fuel Cell Évora, Unipessoal LDA	Portugal	Hydrogen production	100%
Fuel Cell Évora I, Unipessoal LDA	Portugal	Hydrogen production	100%
Fusion Fuel USA, Inc.	United States	No activity to date	100%
Fusion Fuel Spain, S.L.	Spain	Hydrogen production	50%
Fusion Fuel Australia, PTY Ltd	Australia	Hydrogen production	100%
Fusion Fuel Australia – Pilot PTY Ltd	Australia	Hydrogen production	100%
Hevo Sines, Unipessoal LDA (1)	Portugal	Hydrogen production	N/A
Hevo Sines II, Unipessoal LDA (2)	Portugal	Hydrogen production	N/A
Hevo Sines III, Unipessoal LDA (3)	Portugal	Hydrogen production	N/A

(1)	Incorporated on January 12, 2022
(2)	Incorporated on March 22, 2022
(3)	Incorporated on April 14, 2022

16.	Approval of financial statements

The directors approved the unaudited condensed consolidated financial statements on December 13, 2022.

The following management’s discussion and analysis (this “MD&A”) provides information concerning our financial condition and results of operations for the nine months ended September 30, 2022 and 2021 and should be read in conjunction with our audited consolidated financial statements and the related notes included in Item 17 of our Annual Report on Form 20-F for the fiscal year ended December 31, 2021 (“Annual Report”), “Financial Statements.”  All terms used herein and not otherwise defined shall have the meanings ascribed to them in the Annual Report.

The following discussion contains forward-looking statements that reflect our future plans, estimates, belief, and expected performance. The forward-looking statements are dependent upon events, risks and uncertainties that may be outside our control. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to these differences include those discussed elsewhere in our Annual Report, particularly in Item 3.D of the Annual Report, “Risk Factors,” and in the “Cautionary Note Regarding Forward-Looking Statements” set forth below. In light of these risks, uncertainties and assumptions, the forward-looking events discussed may not occur.

Overview

Fusion Fuel serves as a holding company for the Fusion Fuel business. Fusion Fuel’s mission is to produce hydrogen with zero carbon emissions, thereby contributing to a future of sustainable and affordable clean energy and the reversal of climate change. Fusion Fuel produces green hydrogen with components built in-house and in partnership with MagP Inovação, S.A. (“MagP”). The collaboration with MagP secured production capacity of certain concentrated photovoltaic technology (“CPV”) solar tracking materials for projects through 2021, and currently complements in-house production capacity of such materials for our projects. Our in-house production facility went live during the second quarter of 2022.

Fusion Fuel’s business plan includes the sale of technology to parties interested in generating green hydrogen at an attractive cost (including to natural gas networks, ammonia producers, oil refineries, and other similar customers), the development of hydrogen plants to be operated by Fusion Fuel and active management of the portfolio of such hydrogen plants as assets, and the sale of green hydrogen as an output with pre-defined Hydrogen Purchase Agreements.

To date, Fusion Fuel’s business activity has primarily been financed by the capital in connection with its business combination with HL Acquisition Corp. (“HL”), and the related private placement, in December 2020. Fusion Fuel expects both its capital and operating expenditures to significantly increase in connection with its ongoing activities, as Fusion Fuel:

●	builds out its in-house manufacturing facilities and purchases related equipment;

●	commercializes the HEVO-Solar technology and hydrogen plants;

●	continues to invest in its technology;

●	increases marketing and business development activities, including travel costs and industry association membership fees;

●	maintains and improves its operational, financial and management information systems;

●	hires additional key personnel;

●	maintains, expands, and protects its intellectual property portfolio; and

●	Continues to operate as a public company.

A.	Operating Results

Parent has generated no revenue to date. As reported, in September 2021, we entered into our first third party technology sale agreement with Exolum, a leading supplier of specialist storage, handling and transport for bulk liquids and gases. Work commenced on this project during the third quarter of 2022 and is expected to be completed during the first quarter of 2023. The contract price included both fixed and variable elements and we expect to earn revenues of approximately €1.9 million, which will be payable once certain conditions are met, including equipment warranties and performance guarantees covering both degradation over time and specified energy yields. Upon entering into this contract, we expected that this project would either have a low margin (if at all) or operate at a loss. As a result, we informally agreed with Exolum at the time, and again more recently, to pursue innovation grant awards that could mitigate any loss. Nevertheless, we believed this contract was a key strategic milestone for the Company for the following reasons:

•	At the time, it was the first project of its kind for the Company and as such represented proof of concept of having an integrated hydrogen production plant with a hydrogen refueling station;

•	The latest version of our HEVO-Solar technology was still being developed and being able to enter such an agreement without having a track record provided third party support in what we believed our technology could achieve; and

•	It was seen as an important gateway into the Spanish market, by being able to develop and install a plant in a market with a strong hydrogen agenda, in conjunction with a strategic partner like Exolum.

When pricing this contract, we made an estimate of the raw material and production costs,  however, on review of such project costs, we revised our estimate and now currently expect that this project will result in a loss ranging from approximately €1.88 to €2.58 million. We continue to work in conjunction with Exolum to source grant funding given that this will be the first demonstrator plant of its kind in Spain. Based on our previous record with grant awards, we would expect any such award to offset a significant portion of the expected losses, although there can be no assurance we will receive any such grant awards. We continue to review the project costs but given current information, we have recorded an impairment charge of approximately €1.2 million against the inventory held on September 30, 2022, that is directly attributable to fulfilling this project. In addition, we have recognized an onerous loss provision of approximately €0.7 million. Together, the total expense recorded for this project in the nine-months ended September 30, 2022, was approximately €1.9 million. This project has been of significant value in building our Iberian pipeline and we believe that any loss (if we are unable to offset it with grants) will be offset by the business opportunities created for the Company.

For the nine months ended September 30, 2022, Parent generated a total comprehensive loss of approximately €10.6 million, primarily consisting of administration expenses of approximately €11.57 million, share based payment expense of approximately €2.63 million and expenses related to the Exolum project of approximately €1.9 million, partially mitigated by €5.54 million of fair value gains on its derivative financial instruments (Warrants) and a foreign exchange gain of approximately €1.48 million generated during the period.

For the nine months ended September 30, 2021, Parent generated total comprehensive loss of approximately €1.58 million, primarily consisting of administration expenses of approximately €4.92 million and share based payment expense of approximately €14.69 million, partially mitigated by a foreign exchange gain of approximately €1.93 million generated during the period.

For each of the nine months ended September 30, 2022, and 2021, there was no cost of revenue, except for the above impairment charge recorded for Exolum during the nine months ended September 30, 2022. Once Fusion Fuel commences internal commercial production, cost of revenue is expected to include direct parts, material and labor costs, manufacturing overhead, including amortized tooling costs and depreciation of facilities, cost of hydrogen production, shipping and logistics costs and reserves for estimated warranty expenses.

For the nine months ended September 30, 2022, and 2021, research and development (“R&D”) expenses consisted of €3.04 million and €2.29 million, respectively, primarily consisting of:

●	Fees paid to third parties such as consultants and contractors for outside development;

●	Expenses related to materials, supplies and third-party services;

●	In-house development of our propriety HEVO-Solar technology;

●	Personnel-related expenses, including salaries, benefits, and stock-based compensation expense, for personnel in the engineering and research functions; and

●	Depreciation for prototyping equipment and R&D facilities.

We expect R&D costs to gradually increase for the foreseeable future as we progress on projects due to continued investment in R&D activities to achieve our business plans.

Parent has funded the activities of the Fusion Fuel business using its own reserve of capital. To date, no grant amounts claimed have been received and these are still under review. Subsequent to September 30, 2022, VAT receipts of €3.17 million have been received.

Key Factors Affecting Operating Results

We believe that our performance and future success depend on several factors that present significant opportunities for us but also pose risks and challenges, including those discussed below and in the section of the Annual Report titled “Risk Factors.”

Business Combination and Public Company Costs

On December 10, 2020, we consummated the business combination among Parent, HL, and Fusion Fuel Portugal. Fusion Fuel Portugal was deemed the accounting predecessor of the Parent and the successor SEC registrant, meaning that Fusion Fuel Portugal’s financial statements for previous periods will be disclosed in Parent’s periodic reports filed with the SEC.

As a consequence of the transactions with HL, Parent became an SEC-registered public company and its class A ordinary shares and Warrants are listed on Nasdaq, which has required Parent and Fusion Fuel Portugal, as the operating company, to hire additional personnel and implement procedures and processes to address public company regulatory requirements and customary practices. Parent and Fusion Fuel Portugal each expect to incur additional annual expenses as a result of Parent becoming an SEC-registered and Nasdaq-listed public company for, among other things, directors’ and officers’ liability insurance, director fees and additional internal and external accounting and legal and administrative resources, including increased audit and legal fees.

Launch of Fusion Fuel’s Hydrogen Generator, the HEVO-Solar, and First Green Hydrogen Plants

Fusion Fuel expects to derive revenue from the development of its first green hydrogen plant - the Evora Project (H2Evora & GreenGas). Prior to installing any HEVO-Solar units, Fusion Fuel was required to obtain all the construction permits, hydrogen production licenses and land rental agreements (the “Plant Permits”) for any such plant. H2Evora consists of 15 HEVO-Solar generators armed with Fusion Fuel’s 2021 generation of the HEVO micro-electrolyzer. H2Evora also includes state-of-the-art hydrogen purification, compression and storage systems, as well as a Ballard fuel cell to convert the green hydrogen into electricity to be fed into the national grid. Installation at H2Evora is complete and our HEVO-Solar generators have been operating continuously since late 2021. The facility received formal commissioning during the fourth quarter of 2022. This was not only the first plant to create green hydrogen in Iberia, but also the first plant producing and using green hydrogen as an energy storage medium all in one integrated facility.

On November 10, 2022, the Company announced that it had successfully commissioned its H2Évora plant. The demonstration project, comprised of 15 HEVO-Solar units and associated balance of plant equipment, will produce 15 tons of green hydrogen per year and avoid the emission of 135 tons of CO2 annually. The facility includes a 200-kilowatt FCwaveTM fuel cell module supplied by Ballard Power Systems (“Ballard”), which is used to convert its green hydrogen into electricity, enabling Fusion Fuel to sell power into the electric grid during periods of peak demand. We believe the integration of Fusion Fuel’s solar-to-hydrogen HEVO solution and Ballard’s fuel cell technology is a powerful proof of concept for the use of hydrogen as a flexible energy storage vector and off-grid power supply.

The GreenGas project consists of 40 HEVO-Solar generators which will produce approximately 45 tons of green hydrogen per year. A portion of the HEVO-Solar generators will be outfitted with the next generation HEVO-Night, which will unlock the production of green hydrogen using renewable energy sources overnight or during periods of low or no solar irradiation. The GreenGas plant will be connected to the Autonomous Regasification Unit of the City of Evora. The green hydrogen produced will demonstrate two use-cases:

●	Direct injection into the Evora natural gas network to pilot hydrogen blending. All of the solar tracker structures are already in place, and we are waiting on deployment of the HEVO micro-electrolyzers as well as some Balance of Plant equipment.

●	Compression and bottling in cylinders for sale to industrial users.

This will be Portugal’s first utility-scale project to produce green hydrogen from solar energy and blend green hydrogen at scale into a local natural gas distribution network. Installation of this facility is currently underway.

During the third quarter of 2022, Fusion Fuel commenced construction work on its first third-party technology sale. Fusion Fuel and Exolum will develop a turnkey solar-to-hydrogen plant to supply green hydrogen to Madrid, Spain. Exolum is a leading supplier of specialist storage, handling and transport for bulk liquids and gases, with one of the most comprehensive ranges of tankage in Europe. The project will have 21 HEVO-Solar units along with a co-located refueling station, which will serve as proof of concept of hydrogen for mobility applications. This facility will also feature the latest generation HEVO micro-electrolyzer capable of leveraging other sources of renewable energy to produce green hydrogen overnight and during periods of low solar radiation, which are expected to double the productive output of the facility. The construction of this solar-to-hydrogen plant is expected to be completed during the first quarter of 2023 with commissioning expected to take place during the same quarter.

Fusion Fuel will begin construction work on its second and larger hydrogen plant, known as the HEVO-Sul Project, which, in addition to requiring the same Plant Permits, is also expected to require approximately €12m of capital expenditure which we expect to utilize working capital for such expenditures. The project has already been granted the required environmental permits from the applicable Portuguese permitting agency and a final investment decision is expected in the first half of 2023.

The HEVO-Sul project consists of 178 HEVO-Solars located in Sines, Portugal. There is one other current project in Sines where Fusion Fuel is the provider of electrolyzer technology to the client. This project would provide 62 units for KEME Energy, a Portuguese developer of renewable energy projects, to supply green hydrogen for several industrial applications.

Grant funding of €4.3 million has been approved for our HEVO-Sul project (178 HEVO-Solars) which has a total projected cost of approximately €12 million. In the third quarter of 2021, the grants for the other remaining project with KEME Energy, with projected costs of approximately €2.5 million, has been approved. The grant is expected to be received throughout the execution life of the project which is expected to be in 2023. These two projects taken together will require approximately €14.5 million of capital expenditure. We expect the installation of the systems for both projects to occur throughout 2023 once construction permits have been approved and granted, which is expected to occur early in the first quarter of 2023.

On September 29, 2022, the Company announced that it had entered into a technology sale agreement with Gedisol Energiá, Sociedad Limitada a Spanish developer, to supply its innovative solar-to-hydrogen systems for a 3.2 MW green hydrogen project located in Andalucía, Spain. The facility will consist of 144 HEVO-Solar trackers that will generate an estimated 200 tonnes of green hydrogen per year. The Company expects to reach final investment decision in the first half of 2023.

On October 6, 2022, the Company announced that it had entered into a technology sale agreement with KEME Energy (“KEME”) to supply its solar-to-hydrogen system for a 1.22 MW green hydrogen project located in Sines, Portugal. The two companies had previously announced the execution of a collaboration agreement in February 2022. The project, which secured a €2.4 million grant from Portugal’s POSEUR programme in late 2021, will be developed in ZILS, the Sines Industrial and Logistics Zone, and will consist of 62 HEVO-Solar trackers that will generate an estimated 77 tonnes of green hydrogen per year. The hydrogen produced is expected to help meet local demand from customers in the nascent hydrogen mobility sector. Fusion Fuel expects to begin construction of the facility in early 2023 and achieve commercial operation in the second half of 2023.

On November 18, 2022, the Company announced that it had entered into a commercial agreement with Duferco Energia SpA (“Duferco”) to jointly develop the green hydrogen ecosystem in Italy and select markets in the MENA region. A subsidiary of Duferco Group, the multinational steel and commodity trading company, Duferco Energia is focused on the management of energy production assets and marketing of energy services. The companies expect to leverage Duferco’s local sales network, knowledge of local markets, and deep shipping and logistics expertise to develop a pipeline of development opportunities and turnkey technology-sale projects. The inaugural project under the agreement is a 1.25 MW green hydrogen pilot project to be developed at Duferco’s industrial site in Giammoro, Sicily. Fusion Fuel is expected to supply 50 of its HEVO-Solar trackers for the proposed project, which would be installed in the first half of 2024. The facility would produce roughly 46 tonnes of green hydrogen per year which would be used to power a molten carbonate fuel cell system, adding a unique and innovative aspect to the project.

On November 21, 2022, the Company announced that four projects in Spain, in which the Company is involved as a technology provider, have been pre-selected for up to €12.9 million in grant funding. If successful, the grants will be awarded through the H2 Pioneros Program, which has a current year budget of €150 million and aims to support commercial projects across the renewable hydrogen value chain. H2 Pioneros is one of the first funding calls under the Strategic Projects for Economic Recovery and Transformation (“PERTE”) program, a €6.9 billion financing tool created under Spain’s recovery and resilience facility, to support projects and initiatives in renewable energy, green hydrogen, and energy storage. Fusion Fuel is expected to supply a total of 423 HEVO-Solar units to the four projects, equivalent to 10.5 MW of electrolysis capacity, which would reach final investment decision in 2023 and be delivered on a turnkey basis in 2024. These four projects are expected to generate €31.7 million in revenue, of which an estimated €16.4 million would be derived from the sale of Fusion Fuel technology. All four projects have secured land for their respective development, and the companies expect to commence permitting once the terms of acceptance for the grants are signed. Three of the projects are focused on hydrogen refueling, a reflection of Fusion Fuel’s strategic focus on the development of a mobility backbone throughout Iberia, while the fourth will produce green hydrogen for local industrial use.

On November 23, 2022, the Company announced its entry into the centralized electrolyzer market with the introduction of its HEVO-Chain solution. The HEVO-Chain is a revolutionary innovation in the design of centralized PEM electrolyzers. Rather than relying on a traditional cell-stack, the HEVO-Chain builds off Fusion Fuel’s proprietary HEVO architecture, enabling the system to operate at higher efficiency – roughly 49 kWh / kg of hydrogen – and avoid the losses that stem from more conventional electrolyzer stack designs. Each HEVO-Chain hydrogen unit consists of 16 HEVO micro-electrolyzers interconnected along a string, representing 11.2 kW of electrolysis capacity and outputting 5.6 kg of hydrogen per day at a pressure of 4 bar. A planned second-generation unit is expected to increase the pressure at the outlet to 20-30 bar, among additional improvements. As with the HEVO-Solar, the HEVO-Chain was built with modularity and scalability in mind – it is designed for a standard 19” rack cabinet, allowing for up to eight units to be integrated seamlessly alongside the power electronics and water purification system. The HEVO-Chain is currently undergoing comprehensive performance and reliability testing. The company expects the first HEVO-Chain units to enter commercial use in 2024.

On November 28, 2022, the Company and Electus Energy announced that the two companies had entered into an exclusive joint venture agreement to develop a large-scale green hydrogen project in Bakersfield, California. The proposed project is a roughly 75 MW solar-to-hydrogen facility using Fusion Fuel´s HEVO technology, capable of producing up to 9,300 tons of green hydrogen per year including nighttime operation. The project would require an estimated €175 million (or approximately $180 million) in capital investment, with a final investment decision expected in early 2024 and commissioning in the first half of 2025. Once operational, this project will provide enough hydrogen fuel to support over 1,000 Class 8 trucks or buses per day. The companies have already entered into a land-lease agreement to secure 320 acres in Kern County, California for the project's development. Fusion Fuel has engaged Black & Veatch to perform a concept study and is also working with Cornerstone Engineering and Headwaters Solutions.

Any delays in the successful completion of the above projects will impact Fusion Fuel’s ability to generate revenue.

Fusion Fuel has received interest in its technology both from parties interested in developing their own hydrogen production plants, as well as parties interested in purchasing green hydrogen as an end product. This interest comes from companies both within and outside of Portugal. Although Fusion Fuel expects the pipeline of its announced projects to be an indicator of future performance, there can be no guarantees that any of the projects will succeed, be completed or that any additional projects will be announced.

Critical Accounting Policies and Estimates

The unaudited condensed consolidated financial statements have been prepared in accordance with IFRS accounting standards. The preparation of these unaudited condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the unaudited condensed consolidated financial statements, as well as the reported expenses incurred during the reporting periods.

Any estimates are based on historical experience and on various other factors that management believes are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources.

While our significant accounting policies are more fully discussed in our consolidated financial statements included in the Annual Report, we believe that the following accounting policies are critical to the process of making significant judgments and estimates in the preparation of our consolidated financial statements.

Derivative liabilities – warrants

Derivatives are initially recognized at their fair value on the date the derivative contract is entered into, and transaction costs are expensed to profit or loss. The Company’s warrants are subsequently re-measured at fair value at each reporting date with changes in fair value recognized in profit or loss.

As the exercise price of the Company’s share purchase warrants is fixed in US dollars and the functional currency of the Company is the Euro, these warrants are considered a derivative, as a variable amount of cash in the Company’s functional currency will be received on exercise. Accordingly, these share purchase warrants are classified and accounted for as a derivative liability. For warrants that are tradeable, fair value is determined using market price on the NASDAQ under the ticker HTOOW. All non-traded warrants became tradeable on December 10, 2021, the first anniversary of the issue date.

When a warrant is exercised, the derivative liability is then reclassified to share premium.

Share-based payment arrangements

The grant-date fair value of equity-settled share-based payments arrangements granted to employees and non-employees is generally recognized as an expense, with a corresponding increase in equity, over the vesting period of the awards. The amount recognized as an expense is adjusted to reflect the numbers of awards for which the related service and non-market performance conditions are expected to be met, such that the amount ultimately recognized is based on the number of awards that meet the related service and non-market performance conditions at the vesting date. For share-based payment awards with non-vesting conditions, the grant-date fair value of the share-based payment is measured to reflect such conditions and there is no true-up for differences between expected and actual outcomes.

Intangible assets – Development expenditures

Product development costs are not amortized until such time that they are in use after which it is expected they will be amortized over their estimated useful lives (three to five years).

Development expenditure is capitalized only if the expenditure can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group intends to and has sufficient resources to complete development and to use or sell the asset. Otherwise, it is recognized in the profit or loss as incurred. Subsequent to initial recognition, development expenditure is measured at cost less accumulated amortization and any accumulated impairment losses, unless the product development costs are still being used in product development in which case it is considered indefinite useful life.

In accordance with IAS 36, Impairment of Assets, management assesses the recoverability of Intellectual Property annually as they are currently deemed to be intangible assets with indefinite useful lives.

This section should be read in conjunction with note 3 of the financial statements included in the Annual Report.

B.	Liquidity and Capital Resources

At September 30, 2022, Parent had a cash position of approximately €3.61 million, other assets of approximately €56.47 million, liabilities of approximately €16.32 million and no open tax obligations. Our cash position was funded primarily from the net proceeds generated from the HL merger and the concurrent private placement financing that closed on December 10, 2020, as well as proceeds of approximately $10.05 million from the exercise of warrants during the first quarter of 2021.

Parent’s assets, in addition to cash and cash equivalents, consist of advances to suppliers in the amount of approximately €2.81 million, which consists mostly of amounts required to secure the future supply of raw materials and equipment for our hydrogen production plants. Parent’s liabilities consist of accounts payable to suppliers in the amount of approximately €1.86 million, accruals in the amount of approximately €1.56 million, provisions of approximately €0.71 million and warrants in the amount of approximately €9.74 million. The Group has no external debt as of September 30, 2022.

In a prior period, a subsidiary of the Group entered into an agreement with MagP, a related party, to deliver equipment, materials and assembling services in relation to the Groups other ongoing production facilities. At September 30, 2022, the Group had a minimum commitment of approximately €2.52 million with MagP until the expiration of this contract on March 31, 2023.

During 2021, the Group extended a participating loan to finance the growth and working capital needs of Fusion Fuel Spain S.L, an entity in which the Company has joint control. This loan facility has a term of five years and the maximum amount that can be drawn down is €2 million . €0.2 million had been drawn down during the nine month period ended September 30, 2022 and the costs paid by the Group on behalf of Fusion Fuel Spain, €0.3 million, have been treated as an advancement of this loan for accounting purposes. An amount of €0.8 million had yet to be drawn down at September 30, 2022.

In February 2022, the Company announced that its wholly owned subsidiary, Fusion Fuel Portugal, S.A. secured nearly €10 million in grants for its industrial production facility in Benavente. Under this grant agreement, the funding is split into two components: direct financial support for eligible expenses and tax credits available to the company over a period of several years. The funding is provided to the Company as reimbursement of expenses incurred by the Company in connection with the project and is paid to the Company after it has spent such amounts but no further conditions or approvals are necessary for the Company to receive the reimbursements.

On May 19, 2022, the Company and Toshiba Energy Systems and Solutions Corporation (“Toshiba ESS”) announced that they have signed a Memorandum of Understanding providing for the companies to pursue technical and commercial opportunities in the fast-growing green hydrogen sector. As part of this collaboration, Fusion Fuel will evaluate the use of Toshiba ESS membrane electrode assemblies (MEAs) in its proprietary Proton-Exchange Membrane (PEM) electrolyzers. MEAs are a core component of PEM electrolyzers, and those under development by Toshiba ESS are highly cost-competitive and require significantly less catalyst than conventional solutions. In addition, Toshiba ESS will explore using the local sales channels it has developed in areas such as the thermal power business to expand sales of Fusion Fuel’s PEM electrolyzers in Australia and other countries. Furthermore, the two companies will also explore potential collaboration for future sales of Toshiba ESS solid oxide electrolysis cells (“SOEC”), which Toshiba ESS targets bringing to market in 2025.

On August 18, 2022, the Company announced that it had received confirmation from the Portuguese government that it will receive an estimated €10 million grant as part of Component 14 (“C-14”) of the Portuguese Recovery and Resilience Plan to develop its 6.6MW HEVO-Industria green hydrogen project in Sines, Portugal. C-14 is focused on accelerating the energy transition by supporting the production of hydrogen and other renewable gases.

On December 7, 2022, Parent announced that it had been approved for a total of €36 million in grant funding for its “Sines Green Hydrogen Valley Alliance” through Component 5 (“C-05”) of Portugal´s Recovery and Resilience Plan. The component – Mobilizing Agendas for Business Innovation – is intended to align stakeholders from across the entire value chain to develop the domestic green hydrogen ecosystem. The company had previously disclosed that it had been selected for financing awards, subject to further negotiations with the Agenda Coordination Commission. These discussions have now been concluded and Fusion Fuel has submitted the respective award contract duly signed and expects to receive the award by mid-January 2023.

Of the €36 million awarded to the consortium, €22.5 million will be allocated to Fusion Fuel’s H2 HEVO-SINES project, a 3,000 HEVO-Solar facility – equivalent to 75 MW of electrolysis capacity – that will be developed, owned, and operated by the company. Fusion Fuel has already secured 121 hectares of land within the Sines area for the development of the project, which is expected to reach final investment decision and commence construction in 2024. The green hydrogen to be produced is expected to be used in decarbonizing local industry, mobility applications, and for blending into the natural gas grid. Another €3.5 million will be allocated to Fusion Fuel to fund research and development of its proprietary electrolysis technology. The balance of the funding will be allocated to other projects within Fusion Fuel’s consortium for which the Company is a technology partner, including those sponsored by KEME Energy, Transition2Green, and HyLAB Collaborative Laboratory.

At the Market Issuance Sales Agreement

On June 6, 2022, Parent entered into an At the Market Issuance Sales Agreement (the “ATM”) with B. Riley Securities, Inc., Fearnley Securities Inc., and H.C. Wainwright & Co., LLC, pursuant to which the Company may offer and sell, from time to time, through or to the agents, acting as agent or principal, class A ordinary shares of the Company having an aggregate offering price of up to $30 million. Between July 11, 2022 and September 30, 2022, we sold 295,269 class A ordinary shares for net proceeds of $2,204,959 at an average sales price of $7.35 per share. We paid $66,149 in commissions to the agents in connection with these sales. Between October 3, 2022, and November 14, 2022, we sold an additional 386,657 class A ordinary shares for net proceeds of $1,480,833 at an average sales price of $4.02 per share. We paid $44,425 in commissions to the agents in connection with these sales.

Management is of the opinion that the Company’s working capital at September 30, 2022, and the receipt of grant funding that has been awarded and scheduled project related revenues will provide sufficient liquidity to fund operations for at least one year after the date the financial statements are issued. In making this assessment, management has considered the Group’s available cash resources, future financing options available to the Group, the planned operations of the Group and the ability to adjust its plans if required.

The Group expects to seek additional funding in order to continue to fund its operations through the end of 2023 and beyond. The Group expects to seek additional funding through public or private financing of debt or equity or through strategic partnerships. The inability to obtain funding, as and when needed, would have a negative impact on the Group’s financial conditions and ability to pursue its business strategies. If the Group is unable to obtain funding, the Group could be forced to delay, reduce, or eliminate some or all of its research and development programs or strategic partnerships efforts, which could adversely affect its business prospects, or the Group may be unable to continue operations. Although management intends to pursue plans to obtain additional funding to finance its operations, there is no assurance that the Group will be successful in obtaining sufficient funding on terms acceptable to the Group to fund continuing operations, if at all.

C.	Research and Development, Patents and Licenses, etc.

Fusion Fuel’s industry and business require continuous innovation and improvement. To this end, the R&D team has already designed the next two generations of the HEVO-Solar which, subject to necessary funding, the Company expects to develop. This innovation aims at not only improving the efficiency of the product, but also reducing the costs of production. Continuous R&D is a core part of the ongoing strategy for Fusion Fuel. For more information about Fusion Fuel’s R&D, see Item 4 “Business Overview – Research and Development” in the Annual Report.

D.	Trend Information

Other than the risks described in Item 3.D. “Risk Factors” of the Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events since the beginning of our fiscal year 2021 that are reasonably likely to have a material effect on our net revenues, income from operations, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E.	Off-Balance Sheet Arrangements

Parent does not have any off-balance sheet arrangements as of September 30, 2022.

F.	Contractual Obligations

Fusion Fuel Portugal has a Production Agreement with MagP pursuant to which MagP guarantees a supply of all materials and installations for the CPV solar trackers used in Fusion Fuel’s HEVO-Solars on an annual basis. Other than the obligation to pay for the minimum number of trackers to be produced under this contract, which minimum amount is approximately €5.04 million, Fusion Fuel does not have any financial obligations under this contract, contingent or otherwise, as the contract provides that MagP is to deliver a fixed number of Trackers. A fixed cost per Tracker to be supplied by MagP is also stipulated in the contract. For more information relating to the contracts with MagP, see “Related Party Transactions” in the Annual Report.

Parent does not have any significant capital or other commitments, long-term obligations, or guarantees as of September 30, 2022.

G.	Safe Harbor

This MD&A contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. See “Cautionary Note Regarding Forward-Looking Statements” below.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Form 6-K contains or may contain forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”) that involve significant risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements include information about our possible or assumed future results of operations or our performance. These statements involve known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors” in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021, and in “Management’s Discussion and Analysis of Financial Condition and Results of Operation” set forth above that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

In some cases, these forward-looking statements can be identified by words and phrases such as “may,” “should,” “intend,” “predict,” “potential,” “continue,” “will,” “expect,” “anticipate,” “estimate,” “plan,” “believe,” “is /are likely to” or the negative form of these words and phrases or other comparable expressions. The forward-looking statements included in this Form 6-K relate to, among other things:

●	our goals and growth strategies;

●	our future prospects and market acceptance of products and services;

●	our future business development, financial condition, and results of operations;

●	changes in our revenue, costs, or expenditures;

●	our expectations regarding the demand for, and market acceptance of, our products and services;

●	general economic and business conditions in the markets in which we operate;

●	growth and competition in the markets in which we operate;

●	relevant government policies and regulations relating to our business and industry;

●

the length and severity of the COVID-19 pandemic, including its impact on our business and on demand, project development, construction, operations, and maintenance, finance, and our global supply chains, actions that may be taken by governmental authorities to contain the outbreak or treat its impacts, and the ability of our customers, suppliers, vendors, and other counterparties to fulfill their contractual obligations to us; and

●	the assumptions underlying or related to any of the foregoing.

These forward-looking statements involve various risks, assumptions, and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may turn out to be incorrect. Our actual results could be materially different from or worse than our expectations. You should read this Form 6-K and the documents that we refer to in this Form 6-K with the understanding that our actual future results may be materially different from and worse than what we expect. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time, and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. The forward-looking statements made in this Form 6-K relate only to events or information as of the date on which the statements are made in this Form 6-K. All forward-looking statements included herein attributable to us or other parties or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. We undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, after the date of this Form 6-K or to reflect the occurrence of unanticipated events, except as otherwise required by the U.S. federal securities laws.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fusion Fuel Green PLC
(Registrant)

Date: December 13, 2022	/s/ Frederico Figueira de Chaves
Frederico Figueira de Chaves
Chief Financial Officer